Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (720) 888-5127

James Q. Crowe
Chief Executive Officer
Level 3 Communications Inc.
1025 Eldorado Boulevard
Bldg. 2000
Broomfield, CO 80021

>   **Re: Level 3 Communications Inc.**
>   **Definitive Schedule 14A**
>   **Filed March 29, 2007**
>   **File No. 1-15658**

Dear Mr. Crowe:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Reelection of Directors Proposal, page 3

Nomination Procedures, page 8

1.   Please disclose the "specified information" that a shareholder must provide you in order to nominate a director candidate. See Regulation S-K Item 407(c)(2).

Compensation Discussion and Analysis, page 9

2006 Executive Compensation Components, page 13

2.   You include statements throughout Compensation Discussion and Analysis about the individually-tailored considerations the compensation committee or the chief executive officer makes in determining base salary levels and incentive compensation amounts. Please disclose more specifically how the committee's and the chief executive officer's consideration of individual performance and subjective factors resulted in the amounts each officer earned for each compensation element for the last completed fiscal year. See Regulation S-K Item 402(b)(2)(vii).

3.   The summary compensation table on page 25 and other disclosure in Compensation Discussion and Analysis show that Mr. Crowe's salary and equity compensation each are significantly higher than the other named executive officers' salary and equity compensation. Please discuss the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policies or decision-making regarding the executives' compensation. See Section II.B.1 of Securities Act Release No. 33-8732A.

4.   It appears that the named peer groups were those established in 2006 for compensation decisions for 2007. Please identify the peer groups used for 2006 compensation.

5.   Disclose the actual compensation as a percentile of your peer group data, and, where the actual percentile differs from the target, explain why. Explain how target ranges were "influenced by market data reflecting [y]our primary peer group."

Bonus Awards, page 15

6.   You disclose on page 16 that you consider the target levels for 2006 to be confidential and that the disclosure of these targets would cause you competitive harm. To the extent you believe that disclosure of these targets is not required

because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines achievement levels for that performance measure.

7.   You disclose on page 16 the performance goals for your chief executive officer. Please clarify what particular performance targets and payment levels apply to each of the other named executive officers.

Stock Awards, page 18

8.   You disclose on page 19 the factors that you consider in determining the amount of outperform stock options and restricted stock units that you award named executive officers. Please describe the committee's assessment of these factors for each named executive officer so that investors may understand how the committee determined the particular amounts awarded to each of them.

Determination of Bonus and Stock Awards for 2006, page 21

9.   Disclose what aspects of Software Spectrum's performance the committee considered in awarding the discretionary cash bonus to Mr. Coogan.

Potential Payments upon Termination, page 33

10.   Briefly define "change in control" for purposes of the arrangements described here.

Summary Compensation Table, page 25

11.   Reconcile the all other compensation amount for Sunit Patel in the summary compensation table on page 25 with the disclosure in the all other compensation table on page 27.

Options Exercised and Stock Vested, page 32

12.   Please provide disclosure on an aggregate basis. See Item 402(g)(1) of
        Regulation S-K.

        Please respond to our comments by October 26, 2007, or tell us by that time when
you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from
the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to comments.

        Please contact me at (202) 551-3350 with any questions.

                                                Sincerely,

                                                Kathleen Krebs
                                                Special Counsel